

April 18, 2012

Via E-mail
Ms. Haipeng Wang
Chief Executive Officer and Chairman of the Board
American Jianye Greentech Holdings Ltd.
136-20 38th Ave. Unit 3G
Flushing, NY 11354

> **Re: American Jianye Greentech Holdings Ltd.**
> **Form 8-K Item 4.01**
> **Filed April 12, 2012**
> **File No. 333-144228**

Dear Ms. Wang:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. We note you have not provided the disclosure required by Item 304(a)(1)(iv) of Regulation S-K. Therefore, please revise to disclose, if true, that during the period through the dismissal date, there were no disagreements with Li & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Li & Company, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Please note that this disclosure is required even though Li & Company has not issued any such reports.

2. Also please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of dismissal, and therefore, the Company is not considered a "timely" filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established. For specific consideration of this matter, please contact Corporation Finance's Office of Chief Counsel.

3. To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant